Physicians Remote Solutions, Inc.

64 Secretariat Court

Tinton Falls, New Jersey 07724

December 8, 2006

Mr. H. Christopher Owings, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Physicians Remote Solutions, Inc. ( the “Company”)

Amendment No. 3 to Registration Statement on Form SB-2

Filed November 2, 2006

File No. 333-131599

Dear Mr. Owings:

Reference is made to your letter of November 21, 2006 with respect to Amendment No. 3 to the Company’s registration statement. The following paragraph numbers and captions correspond to the numbered paragraphs in your letter.

The changes and revisions described in this letter refer to Amendment No. 3 to the Company’s registration statement on Form SB-2.

7. Consolidated Financial Statements, page F-1

The Company has revised its financial statements to present the following:

•

An unaudited balance sheet as of August 31, 2006 along with the audited balance sheet as of November 30, 2006

•

An unaudited statement of operations for the nine months ended August 31, 2006, along with the audited statement of operations for the period of April 5, 2005 (Inception) to November 30, 2005 and the unaudited statement of operations from the period of April 5, 2005 (Inception) to August 31, 2006.

•

An unaudited statement of cash flows for the nine months ended August 31, 2006, along with the audited statement of cash flows for the period of April 5, 2005 (Inception) to November 30, 2005 and the unaudited statement of cash flows from the period of April 5, 2005 (Inception) to August 31, 2006.

The audit report has been revised to conform to the above presentation.

8. Consolidated Statement of Cash Flows, page F-4

The previous supplemental cash flow disclosure contained a typographical error.  There were 166,668 shares issued for the four months ended September 30, 2006.

There were 83,334 shares issued for the nine months ended August 31, 2006.  This amount has been reflected in the supplemental cash flow disclosure, the statement of stockholders’ equity and Note H.

9. Note H – Subsequent Event

The Company determined the fair value of the common stock issued to various individuals based upon the price paid by individuals as part of a previous private placement.  Shares of the Company were sold to third parties for $0.10 per share through December of 2005.  There has not been a significant change in the operations of the Company since this previous sale of common stock.  The Company has developed and has begun to market the DR. SPEAK system, during this period but the Company has no revenues or sales commitments to date.  The Company concluded that the fair value of the stock has not changed significantly since the previous sales and thus utilized $0.10.

The Company notes that there is no quoted price which can be utilized to determine the fair value of the stock.

The Company is not offering any registered shares. The shares that will be initially offered at $0.65 per share are held by the selling stockholders who have chosen that price. As stated in Amendment No. 4, the Company does not know how that price was selected and the Company does not believe that that price is based upon any recognized criteria of value.

Based upon the facts and circumstances, the Company has concluded that the most appropriate fair value measurement was the price paid to it, i.e. $0.10 per share, in the previous cash transactions.

Sincerely,

Physicians Remote Solutions, Inc.

/s/ Christopher LaRose

Christopher LaRose, President